SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a press release issued by the Registrant and entitled “Optibase Announces Availability of Its Annual Report on Form 20-F through Its Website Pursuant to the NASDAQ Listing Rule 5250(d)(1)(C).”

        This report is hereby incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; 333-139688; 333-148774) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: June 30, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Announces Availability of its Annual Report on Form 20-F
through its Website Pursuant to NASDAQ Listing Rule 5250(d)(1)(C)

HERZLIYA, Israel, June 30, 2009 – Optibase Ltd. (Nasdaq: OBAS), today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 29, 2009, is available through its website (www.optibase.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

This press release is being issued pursuant to the NASDAQ Listing Rule 5250(d)(1)(C).

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.